SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Evergreen Solar, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

30033R 10 8

(CUSIP Number)

Mr. Charles J. McDermott
RockPort Capital Partners, L.P.
160 Federal Street, 18th Floor
Boston, MA 02110
(617) 912-1420

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RockPort Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,572,428(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,572,428(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,572,428(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

(1)   Includes 1,000 shares of Common Stock issuable upon exercise of options within 60 days of May 23, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RockPort Capital I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,572,428(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,572,428(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,572,428(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) CO

(1)          Includes 1,000 shares of Common Stock issuable upon exercise of options within 60 days of May 23, 2003.

(2)          The reporting person is the general partner of RockPort Capital Partners, L.P., which owns certain of the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RP Co-Investment Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,117,071(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,117,071(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,071(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) PN

(1)          Includes 1,000 shares of Common Stock issuable upon exercise of options within 60 days of May 23, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RP Co-Investment Fund I GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,117,071(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,117,071(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,071(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) CO

(1)          Includes 1,000 shares issuable upon exercise of options within 60 days of May 23, 2003.

(2)          The reporting person is the general partner of RP Co-Investment Fund I, L.P., which owns certain of the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alexander Ellis III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,688,499(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,688,499(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,688,499(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

(1)          Includes 1,000 shares of Common Stock issuable upon exercise of options within 60 days of May 23, 2003.

(2)          The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Janet B. James

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,688,499(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,688,499(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,688,499(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

(1)          Includes 1,000 shares of Common Stock issuable upon exercise of options within 60 days of May 23, 2003.

(2)          The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of her pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. James

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,688,499(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,688,499(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,688,499(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

(1)          Includes 1,000 shares of Common Stock issuable upon exercise of options within 60 days of  May 23, 2003.

(2)          The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles J. McDermott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,688,499(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,688,499(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,688,499(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

(1)          Includes 1,000 shares of Common Stock issuable upon exercise of options within 60 days of May 23, 2003.

(2)          The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David J. Prend

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,688,499(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,688,499(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,688,499(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

(1)          Includes 1,000 shares of Common Stock issuable upon exercise of options within 60 days of May 23, 2003.

(2)          The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stoddard M. Wilson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,688,499(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,688,499(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,688,499(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

(1)          Includes 1,000 shares of Common Stock issuable upon exercise of options within 60 days of May 23, 2003.

(2)          The reporting person is a member of the general partners of the partnerships that own the reported securities.  The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of Evergreen Solar, Inc. (the “Issuer”), a Delaware corporation having its principal executive office at 259 Cedar Hill Street, Marlboro, MA 01752.

Item 2.	Identity and Background

This statement is being filed by RockPort Capital Partners, L.P. (“RockPort”), RP Co-Investment Fund I, L.P. (“RP Co-Investment”), RockPort Capital I, LLC (“RockPort GP”), RP Co-Investment Fund I GP, LLC (“RP Co-Investment GP”) and Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson (individually, a “Member” and collectively, the “Members”).  RockPort GP is the general partner of RockPort and RP Co-Investment GP is the general partner of RP Co-Investment.  The Members are the sole members of each of RockPort GP and RP Co-Investment GP.  Each of the above may be referred to herein as a “Reporting Person”.

The address and principal business office of RockPort, RP Co-Investment, RockPort GP, RP Co-Investment GP and each of the Members is 160 Federal Street, 18th Floor, Boston, MA 02110.

The principal business of each of RockPort and RP Co-Investment is to directly or indirectly invest in, hold, sell and otherwise deal in for its own account securities and  enter into, make and perform all contracts and other undertakings, and engage in all activities and transactions necessary or advisable to the carrying out of the foregoing objectives and purposes.  The principal business of RockPort GP is to act as sole general partner of RockPort.  The principal business of RP Co-Investment GP is to act as sole general partner of RP Co-Investment.  The principal business of each of the Members is to manage RockPort GP and RP Co-Investment GP and any other affiliated partnership with similar business.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of RockPort and RP Co-Investment is a limited partnership organized under the laws of the State of Delaware.  Each of RockPort GP and RP Co-Investment GP is a limited liability company organized under the laws of the State of Delaware.  Each of the Members is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 15, 2003, pursuant to a Stock Purchase and Warrant Agreement dated March 21, 2003 (the “Purchase Agreement”) among the Issuer and certain investors including RockPort and RP Co-Investment, RockPort purchased 3,571,429 shares of the Issuer’s

Series A Convertible Preferred Stock (the “Series A Preferred”) at the purchase price of $1.12 per share for a total investment of $4,000,000.  Working capital of RockPort was the source of the funds for the purchase and no part of the funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.  Pursuant to the Purchase Agreement, on May 15, 2003, RP Co-Investment also purchased 1,116,071 shares of the Issuer’s Series A Preferred at the purchase price of $1.12 per share for a total investment of $1,250,000.  Working capital of RP Co-Investment was the source of funds for the purchase and no part of the funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.  Each share of Series A Preferred is initially convertible into one share of the Issuer’s Common Stock.  Pursuant to the Purchase Agreement, Charles J. McDermott was nominated for election to the Issuer’s board of directors and was elected by the stockholders of the Issuer at the Annual Meeting of Stockholders on May 15, 2003.  On May 15, 2003, Mr. McDermott was granted a fully exercisable option to purchase 1,000 shares of the Issuer’s Common Stock at an exercise price of $1.50 per share.  Pursuant to the terms of the RockPort and RP Co-Investment limited partnership agreements, all economic benefits of the option are owned by RockPort and RP Co-Investment in proportion to their respective investments in the Issuer.

None of the Reporting Persons is the record or beneficial holder of any other shares of the Issuer, or has any rights to purchase any shares of the Issuer, other than as reported in the preceding paragraph.

Item 4.	Purpose of Transaction

RockPort and RP Co-Investment acquired the shares of Series A Preferred for investment purposes.  Depending on market conditions, the prospects and financial condition of the Issuer, and other factors, RockPort or RP Co-Investment may acquire or dispose of shares of  the Issuer’s Series A Preferred Stock or shares of the Issuer’s Common Stock.  Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer or disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                            Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           RockPort may be deemed to beneficially own 9.5% or 3,572,428 shares of the Issuer’s Common Stock, of which 3,571,428 are shares of Series A Preferred Stock, convertible into the same number of shares of Common Stock and 1,000 are subject to a currently exercisable option to purchase Common Stock issued to Charles J. McDermott upon his election to the Issuer’s board of directors on May 15, 2003.  RockPort has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.

(b)           RP Co-Investment may be deemed to beneficially own 3.0% or 1,117,071 shares of the Issuer’s Common Stock, of which 1,116,071 are shares of Series A Preferred Stock, convertible into the same number of shares of Common Stock and 1,000 are subject to a currently exercisable option to purchase Common Stock issued to Charles J. McDermott upon his election to the Issuer’s board of directors on May 15, 2003.  RP Co-Investment has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.

(c)           RockPort GP may be deemed to beneficially own 9.5% or 3,572,428 shares of the Issuer’s Common Stock as the general partner of RockPort, of which 3,571,428 are shares of Series A Preferred Stock, convertible into the same number of shares of Common Stock held by RockPort and 1,000 are subject to a currently exercisable option to purchase Common Stock issued to Charles J. McDermott upon his election to the Issuer’s board of directors on May 15, 2003.  RockPort GP has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.  RockPort GP disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(d)           RP Co-Investment GP may be deemed to beneficially own 3.0% or 1,117,071 shares of the Issuer’s Common Stock as the general partner of RP Co-Investment, of which 1,116,071 are shares of Series A Preferred Stock, convertible into the same number of shares of Common Stock held by RP Co-Investment and 1,000 are subject to a currently exercisable option to purchase Common Stock issued to Charles J. McDermott upon his election to the Issuer’s board of directors on May 15, 2003.  RP Co-Investment GP has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.  RP

Co-Investment GP disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(e)           Each of the Members may be deemed to beneficially own 12.5% or 4,688,499 shares of the Issuer’s Common Stock as a member of RockPort GP and RP Co-Investment GP, of which 3,571,428 are shares of Series A Preferred Stock, convertible into the same number of shares of Common Stock held by RockPort, 1,116,071 are shares of Series A Preferred Stock, convertible into the same number of shares of Common Stock held by RP Co-Investment and 1,000 are subject to a currently exercisable option to purchase Common Stock issued to Charles J. McDermott upon his election to the Issuer’s board of directors on May 15, 2003.  Each of the Members has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by him or her.  Each Member disclaims beneficial ownership of the reported securities except to the extent of his or her pecuniary interest therein.

(f) Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past sixty days by any of the Reporting Persons.
(g) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(a)           RockPort GP is the general partner of RockPort pursuant to a limited partnership agreement which authorizes RockPort GP, among other things, to invest the funds of RockPort in the Issuer’s securities and to vote and dispose of such securities.  Pursuant to such limited partnership agreement, RockPort GP is entitled to earn a management fee on assets under management and a portion of realized investments.  Pursuant to a limited liability company operating agreement, each of the Members is a managing member of RockPort GP and is authorized, among other things, to direct RockPort GP to invest the funds of RockPort and to vote and dispose of the Issuer’s securities held by RockPort.

(b)           RP Co-Investment GP is the general partner of RP Co-Investment pursuant to a limited partnership agreement which authorizes RP Co-Investment GP, among other things, to invest the funds of RP Co-Investment in the Issuer’s securities and to vote and dispose of such securities.  Pursuant to such limited partnership agreement, RP Co-Investment GP is entitled to earn a management fee on assets under management and a portion of realized investments.  Pursuant to a limited liability company operating agreement, each of the Members is a managing member of RP Co-Investment GP and is authorized, among other things, to direct RP Co-Investment to invest the funds of RP Co-Investment and to vote and dispose of the Issuer’s securities held by RP Co-Investment.

(c)           Pursuant to the limited partnership agreements of RockPort and RP Co-Investment, the economic benefits of the option to purchase 1,000 shares of Issuer’s Common Stock issued to Charles J. McDermott upon his election to the Issuer’s board of directors on May 15, 2003 are owned by the funds in proportion to their respective investments in the Issuer.

(d) The Purchase Agreement sets forth the terms of the purchase of the shares of the Series A Preferred by RockPort and RP Co-Investment as described in Item 3 above.

(e)           Pursuant to a Registration Rights Agreement dated March 21, 2003 among the Issuer and certain investors, the Issuer has agreed to use its reasonable best efforts to register the shares of Common Stock issuable upon conversion of the shares of Series A Preferred issued to the investors and the shares of Common Stock issuable upon the exercise of the warrant sold pursuant to the Purchase Agreement on a Form S-3 under the Securities Act of 1933, as amended, within thirty (30) days from May 15, 2003.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Stock and Warrant Purchase Agreement dated March 21, 2003
Exhibit 2 Agreement regarding Filing of Joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its, his or her knowledge and belief, each of the undersigned certified that the information set forth in this statement is true, complete and correct.

ROCKPORT CAPITAL PARTNERS, L.P.

By: RockPort Capital I, LLC, its General Partner

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

RP CO-INVESTMENT FUND I, L.P.

By: RP Co-Investment Fund I GP, LLC, its General Partner

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

ROCKPORT CAPITAL I, LLC

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

RP CO-INVESTMENT FUND I GP, LLC

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

/s/ Alexander Ellis III
Alexander Ellis III

/s/ Janet B. James
Janet B. James

/s/ William E. James
William E. James

/s/ Charles J. McDermott
Charles J. McDermott

/s/ David J. Prend
David J. Prend

/s/ Stoddard M. Wilson
Stoddard M. Wilson